NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Wednesday, February 15, 2006

Contact:

Investor Relations

(No.2006-02-04)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Starts Drilling at Collins Bay Extension,

Athabasca Basin, Saskatchewan

Vancouver, British Columbia – February 15, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA) (the “Company”) is pleased to announce the start-up of the Company’s winter drilling program on the Collins Bay Extension (“CBE”) uranium exploration project, in Saskatchewan.

Northern Canadian has acquired a 90% interest in 21,000 hectares of mineral claims located principally in the eastern end of the Athabasca Basin, adjacent to Cameco’s Eagle Point uranium mine, and the Rabbit Lake uranium mill.  The Eagle Point mine has reserves of approximately 12.5 million pounds U3O8 and the Rabbit Lake mill is the second largest uranium mill in the world, with capacity of 12 million pounds of uranium per year.  The Athabasca Basin is the world’s premier uranium mining province providing over 30% of the world’s uranium.  Northern Canadian’s CBE property is located 8 kilometers northeast of the Eagle Point mine, and contains over 20 kilometers of the strike extension of the Collins Bay Fault zone, which is the host for the Collins A, B, and D uranium deposits and the Eagle Point mine.

WESTERN CRATON
URANIUM CITY
Lake
Athabasca
Fond du Lac
STONY RAPIDS
MUDJATIK
COLLINS BAY EXTENSION
Fond du Lac River
McClean Lake
CARSWELL STRUCTURE
ATHABASCA BASIN
Hatchet Lake
Pasfield Lake
Wollaston
Lake
Waterbury Lake
Cigar Lake
Eagle Point
955
McArthur River
PETER L
Reindeer
Cree Lake
905
Lake
WESTERN CRATON
Key Lake
VIRGIN RIVER
Wasekamio Lake
Turnor Lake
MUDJATIK
WOLLASTON
WATHAMAN BATHOLITH
LA LOCHE
Lake Athabasca
COLLINS BAY EXTENSION
SASKATCHEWAN
SIGNIFICANT URANIUM DEPOSITS

Northern Canadian geologists compiled and studied all historic data from the region to identify and evaluate prospective areas which may contain new uranium deposits.  Historic data includes airborne and ground geophysical data, drill records and prospecting reports.  Based on the previous work, three prospective target areas have been identified.  A 10 hole drilling program (up to 3,000 m) has been planned and permitted and will be drilled by Quest Drilling, of Aldergrove, BC.  Most holes will be targeted from lake ice.  Drilling logistics are being managed by Coast Mountain Group, of Vancouver, BC.  Road building is underway and drilling is planned to commence in the second half of February.

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca

Qualified Persons:

J.S. Kermeen, MSc., P.Geol., a “qualified person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and verified the information presented in this release and the data utilized by the Company in preparing its exploration program.

About Northern Canadian Minerals Inc.

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski, a geologist with over 25 years of exploration experience.  NCA is currently reviewing new projects in highly prospective uranium camps to further add to its portfolio of properties.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen Varshney ”

Praveen K. Varshney, President

The TSX Venture Exchange has neither approved nor disapproved the contents of this press release.

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca